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                                                                  EXHIBIT (a)(5)
NEWS RELEASE
FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

James J. Boyne         or          Eileen Davis
800/225-2222                       800/225-2222
Ext. 6327                          Ext. 6886

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                     BEGINS TENDER OFFER FOR COMMON SHARES

     CHICAGO (April 20, 2000) -- Van Kampen Senior Floating Rate Fund, distributed by Van Kampen Funds Inc., a subsidiary of Van Kampen Investments Inc. ("Van Kampen"), announced today that it has commenced a tender offer for 23,135,904 of its outstanding common shares of beneficial interest.

     The offer is not conditioned on any minimum number of common shares that must be tendered. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal. The common shares are being tendered for at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Standard time, on May 19, 2000, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Standard time, on May 19, 2000, unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than one year.

     As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors.

     The Van Kampen Senior Floating Rate Fund tender offer is being made only by the Offer to Purchase dated April 20, 2000 and the related Letter of Transmittal. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen by calling 1-800-341-2911.

     Van Kampen is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $90 billion under management or supervision as of December 31, 1999. Van Kampen has more than 50 open-end and 39 closed-end funds and more than 2,700 unit investment trusts that are professionally distributed by leading financial advisors nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.

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